ENDO PHARMACEUTICALS HOLDINGS INC.

100 Endo Boulevard

Chadds Ford, Pennsylvania 19317

June 19, 2007

VIA EDGAR

James B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Mail Stop 6010

Washington, DC 20549

Re:	Endo Pharmaceuticals Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2006 filed March 1, 2007
File No.: 001-15989

Dear Mr. Rosenberg:

On behalf of Endo Pharmaceuticals Holdings Inc. (“Endo”), I am writing in response to the follow-up comment raised by the staff of the Securities and Exchange Commission (the “Commission” or the “SEC”) on June 5, 2007.

For the convenience of the staff, I have transcribed the initial comment being addressed with Endo’s initial and follow-up responses following thereafter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Consolidated Statements of Operations, page F-6

4.	You disclose on the face of the income statement that depreciation and amortization is excluded from cost of services. Gross profit amounts that exclude relevant amortization and depreciation would be considered non-GAAP financial measures and should be removed from the face of the statement of operations and your discussion of your results of operations on page 78 and 80. In addition, please provide us a table with the quarterly gross profit information presented on page F-39 revised to include applicable depreciation and amortization and impairment. Item 302 of Regulation S-K requires the presentation of gross profit, which is defined as “net sales less costs and expenses associated directly with or allocated to products sold or services rendered.”

April 23, 2007 initial response:

Our disclosure on the face of the income statement states that amortization, not depreciation, of intangible assets is excluded from cost of sales. All of our manufacturing is outsourced and therefore depreciation is not a component of our cost of sales. Consistent with Appendix A of the SEC Training Manual, we include amortization of our intangible assets in operating expenses. Our amortizable intangible assets consist of licenses and patents related to intellectual property. We do not believe that amortization of our intangible assets falls into the definition of “costs and expenses associated directly with or allocated to products sold.” As a result, we believe that the gross profit line in our income statement is consistent with the definition of “gross profit” in Item 302 of Regulation S-K. We had added a footnote to the face of our income statement to clarify to the reader that amortization of intangible assets is not included in our cost of sales. We will remove this disclosure in future filings to avoid any disclosure uncertainty. As a result, we do not believe it is necessary to make the changes that the Staff has requested to be made on pages 78, 80 or F-39 of our Annual Report on Form 10-K.

June 5, 2007 follow-up comment from the SEC staff:

We note your response to the comment in our letter dated April 11, 2007. Please tell us whether any of your licenses and patents relate to your commercialized products and, if so, we believe that amortization of these intangible assets do represent costs and expenses associated directly with products sold and therefore should be included in any gross profit amounts.

June 19, 2007 follow-up response:

Amortization of intangible assets, primarily marketing rights, related to our commercialized products totaled $2.1 million, $5.9 million and $7.5 million for the years ended December 31, 2004, 2005 and 2006 respectively. These amounts would represent only 1.5%, 3.1% and 3.6% of cost of sales in the years ended December 31, 2004, 2005 and 2006, respectively. These amounts would represent only 0.4%, 0.9% and 1.1% of gross profit in the years ended December 31, 2004, 2005 and 2006, respectively. Below we present gross profit margins, exclusive and inclusive of amortization expense, and the resulting difference for each of the years ended December 31, 2004, 2005 and 2006:

	Year ended December 31,
	2004	2005	2006
Gross profit margin (excluding amortization)	77%	77%	78%
Gross profit margin (including amortization)	77%	77%	77%
Change in gross margin	—	—	1%

We do not believe that these amounts are material on a quantitative basis. Further, in light of the surrounding circumstances, we do not believe the change is material from a qualitative perspective since it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion of these amounts in gross profit. We further contend that such a change would have no impact on the total mix of information made available as a reasonable investor would be able to derive the same information regardless of the form of presentation. Our conclusions are based on our belief that the exclusion from cost of goods sold of amortization expense related to commercialized products:

•	does not mask a change in earnings or other trends;

•	does not hide a failure to meet analysts’ consensus expectations for the enterprise;

•	does not change a loss into income or vice versa;

•	does not concern a portion of our business that has been identified as playing a significant role in our operations or profitability;

•	does not affect our compliance with regulatory requirements;

•	does not affect our compliance with loan covenants or other contractual requirements;

•	does not have the effect of increasing management’s compensation; and

•	does not involve concealment of an unlawful transaction.

In addition, we do not believe that the exclusion, from cost of sales, of commercialized product-related amortization expense would have a significant impact on our share price volatility. We recognize that diversity in practice exists with respect to this issue. However, we believe that a reasonable market participant could clearly formulate from our proposed disclosures, the amount of amortization expense excluded from cost of goods sold and adjust, if desired, our gross margins.

In order to provide greater clarity, we will insert a footnote to the “costs of sales” caption on the face of the income statement in our future quarterly and annual filings to clearly disclose the amount of amortization of intangible assets related to commercialized products that is excluded from costs of sales and gross profit for all periods presented. We will make clear references to this fact throughout our future quarterly and annual filings, wherever gross profit is discussed, and will also disclose to the reader that there is a diversity in practice with respect to the inclusion of such cost in cost of sales and will highlight that such a lack of consistency should be considered for comparative purposes.

In addition, the Company acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments concerning the responses contained in this letter, please do not hesitate to contact the undersigned at (610) 558-9800 (ext. 4112).

Very truly yours,

/s/ Charles A. Rowland, Jr.
Charles A. Rowland, Jr., Chief Financial Officer

cc: Caroline B. Manogue, Executive Vice President, Chief Legal Officer

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